Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-276216

Prospectus Supplement No. 3
(To Prospectus Dated April 17, 2024)

Metals Acquisition Limited

64,478,325 ORDINARY SHARES
6,535,304 PRIVATE WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 17, 2024 (as supplemented to date, the “Prospectus”), related to (i) the issuance by us of 8,838,260 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) issuable upon the exercise of 8,838,260 outstanding Public Warrants; and (ii) the offer and resale, from time to time, by the selling securityholders named herein (the “Selling Securityholders”), or their pledgees, donees, transferees, or other successors in interest, of up to an aggregate of 55,640,065 Ordinary Shares and 6,535,304 Private Warrants issued to certain Selling Securityholders in connection with the Business Combination, with the information contained herein. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares and Public Warrants are listed on NYSE under the trading symbols “MTAL” and “MTAL.WS.” On May 20, 2024, the closing price for our Ordinary Shares on NYSE was $14.14 per share and the closing price for our Public Warrants on NYSE was $4.20 per unit.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” and a “foreign private issuer” as those terms are defined under the U.S. federal securities laws and, as such, are subject to certain reduced public company disclosure and reporting requirements. See “Prospectus Summary—Emerging Growth Company” and “Prospectus Summary—Foreign Private Issuer.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 21, 2024.

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Redemption Fair Market Value

On May 21, 2024, Metals Acquisition Limited (the “Company”) issued a press release announcing the “Redemption Fair Market Value” of all of its (i) outstanding public warrants (the “Public Warrants”) to purchase ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated as of July 28, 2021, between Metals Acquisition Corp (“Old MAC”) and Continental Stock Transfer & Trust Company and (ii) outstanding private placement warrants to purchase Ordinary Shares that were issued by the Company in (a) a private placement transaction in connection with the business combination under the Sponsor Letter Agreement, dated as of July 28, 2021, by and between Old MAC and Green Mountain Metals LLC (the “Sponsor”) and (b) the conversion of the 2022 Sponsor Convertible Note, dated April 13, 2022, under which the Sponsor exercised its option to convert the issued and outstanding loan amount into private placement warrants, on the same terms as the outstanding Public Warrants.

Copies of the press release and the Notice of Redemption Fair Market Value delivered by the Company are below.

None of these documents constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

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Copy of Press Release, dated May 21, 2024

METALS ACQUISITION LIMITED ANNOUNCES “REDEMPTION FAIR MARKET VALUE” IN CONNECTION WITH REDEMPTION OF PUBLIC AND PRIVATE PLACEMENT WARRANTS

ST. HELIER, Jersey – (BUSINESS WIRE) – Metals Acquisition Limited (NYSE: MTAL; ASX: MAC)

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), today announced the “Redemption Fair Market Value” in connection with its previously announced redemption of its public warrants and private placement warrants (the “Warrants”) to purchase ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”).

On May 6, 2024, the Company announced that it will redeem all of its Warrants that remain outstanding at 5:00 p.m. New York City time on June 5, 2024 (the “Redemption Date”) for a redemption price of $0.10 per Warrant. Warrant holders may elect to exercise their Warrants for cash or on a “cashless basis” before 5:00 p.m. New York City time on the Redemption Date, subject to the terms of the Company’s previously issued notice of redemption (the “Notice of Redemption”). The “Redemption Fair Market Value” announced today is used to determine the number of Ordinary Shares that will be issued to Warrant holders who exercise their warrants on a “cashless basis” (a “Make-Whole Exercise”). Based on the Redemption Fair Market Value, Warrant holders who exercise their Warrants by surrendering them pursuant to a Make-Whole Exercise prior to the Redemption Date will receive 0.3063 Ordinary Shares per Warrant.

Today, at the direction of the Company, the information agent, Georgeson LLC (the “Information Agent”), and the warrant agent, Continental Stock Transfer & Trust Company (the “Warrant Agent”), have delivered a notice (the “Notice of Redemption Fair Market Value”) to each of the registered holders of the outstanding Warrants, informing them that: (i) the Redemption Fair Market Value is $13.33, and (ii) as a result, holders of Warrants who exercise their Warrants on a “cashless basis” will receive 0.3063 Ordinary Shares per Warrant.

Deadline for Warrant Exercise

Warrant holders have until immediately prior to 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants (1) for cash, at an exercise price of $11.50 per Ordinary Share (the “Cash Exercise Price”), or (2) on a “cashless basis” pursuant to a Make-Whole Exercise, in which case the holder will receive 0.3063 Ordinary Shares per Warrant. If any holder of Warrants would be entitled to receive a fractional interest in an Ordinary Share, the number of Ordinary Shares the holder will be entitled to receive will be rounded down to the nearest whole number of Ordinary Shares.

For additional information, including information on how holders may exercise their Warrants, please refer to the Notice of Redemption.

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Exercise Procedures

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants.

Persons who are holders of record of their Warrants may exercise their Warrants by sending a properly completed and executed “Election to Purchase” (attached to the Notice of Redemption) to the Warrant Agent’s address below or at the following link https://cstt.citrixdata.com/r-r5a49e878c1214da29db4149e1a6093fa, indicating, among other things, the number of Warrants being exercised and that whether such Warrants are being exercised for cash or surrendered on a cashless basis.

If holders of Warrants are exercising for cash, please send payment in full of the Cash Exercise Price (and any and all applicable taxes) via wire transfer or other method of payment permitted by the Warrant Agreement. If you wish to wire funds to the Warrant Agent, please contact the Warrant Agent via email at Tenders+MetalsAcqWTS@continentalstock.com or phone 800-509-5586 for wire instructions. For certified check and bank draft payable, please send to the Warrant Agent at:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, NY 10004-1571
Attention: Compliance Department

Termination of Warrant Rights

Any Warrants that have not been exercised for cash or pursuant to a Make-Whole Exercise immediately prior to 5:00 p.m. New York City time on the Redemption Date (being June 5, 2024) will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

Prospectus

The Ordinary Shares underlying the Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F-1 with, and declared effective by, the U.S. Securities and Exchange Commission (Registration No. 333-276216). The U.S. Securities and Exchange Commission (the “SEC”) maintains an Internet website that contains a copy of the prospectus included in the registration statement at www.sec.gov. Alternatively, you can obtain a copy of this prospectus on the Investor Relations section of the Company’s website, at https://metalsacquisition.com/overview/default.aspx.

We understand from the New York Stock Exchange (the “NYSE”) that June 4, 2024, the trading day prior to the Redemption Date, will be the last day on which the public warrants will be traded on the NYSE.

Important Notice

This press release does not and will not constitute an offer to sell, or the solicitation of an offer to buy, the Warrants, the Ordinary Shares, or any other securities, nor will there be any sale of the Warrants, the Ordinary Shares or any such other securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

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None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

Any holder of Warrants that received a Notice of Redemption should consult with its financial adviser, tax adviser and/or legal adviser to the extent it has any questions relating to its specific circumstances.

Additional Information

Additional information regarding this announcement may be found in a Form 6-K that will be filed with the SEC.

Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s Information Agent, at:

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers

U.S. toll free call center: 866-920-8291

Holders outside the U.S.: 781-262-8912

Australian call center: 1300 265 182 and 03 9415 4055

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-ENDS-

This announcement is authorized for release by the Board of Directors.

Contacts Mick McMullen Chief Executive Officer & Director Metals Acquisition Limited. investors@metalsacqcorp.com	Morne Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

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Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Copy of Notice of Redemption Fair Market Value, dated May 21, 2024

May 21, 2024

NOTICE OF “REDEMPTION FAIR MARKET VALUE” TO THE HOLDERS OF METALS ACQUISITION LIMITED’S PUBLIC WARRANTS (CUSIP G60409102) AND PRIVATE PLACEMENT WARRANTS

Reference is made to that certain Notice of Redemption (as defined below) under which Metals Acquisition Limited (the “Company”) committed to inform registered holders of the Company’s Warrants (as defined below) of the following information on this date.

Background

On May 6, 2024, the Company issued a notice of redemption (the “Notice of Redemption”) indicating that, at 5:00 p.m. New York City time on June 5, 2024 (the “Redemption Date”), the Company will redeem all of the Company’s then remaining outstanding public warrants (the “Public Warrants”) to purchase ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated as of July 28, 2021, between Metals Acquisition Corp (“Old MAC”) and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). In addition, at 5:00 p.m. New York City time on the Redemption Date, the Company will redeem all of its then remaining outstanding private placement warrants (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) to purchase Ordinary Shares that were issued by the Company in (i) a private placement transaction in connection with the business combination under the Sponsor Letter Agreement, dated as of July 28, 2021, by and between Old MAC and Green Mountain Metals LLC (the “Sponsor”) and (ii) the conversion of the 2022 Sponsor Convertible Note, dated April 13, 2022, under which the Sponsor exercised its option to convert the issued and outstanding loan amount into private placement warrants, on the same terms as the outstanding Public Warrants. Continental Stock Transfer & Trust Company acts as warrant agent (the “Warrant Agent”) with respect to the Warrants.

Redemption Fair Market Value

The “Redemption Fair Market Value” is determined in accordance with Section 6.2 of the Warrant Agreement based on the volume weighted average price of the Ordinary Shares for the ten trading days immediately following the date on which the Notice of Redemption was sent to registered holders of the Warrants.

The Redemption Fair Market Value is $13.33.

Exercise of Warrants

At any time prior to 5:00 p.m. New York City time on the Redemption Date, Warrant holders may elect to (i) exercise their Warrants for cash, at an exercise price of $11.50 per Ordinary Share or (ii) surrender their Warrants on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder will receive a number of Ordinary Shares determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the Redemption Fair Market Value. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in an Ordinary Share, the number of Ordinary Shares the holder will be entitled to receive will be rounded down to the nearest whole number of Ordinary Shares.

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In particular, should a holder elect to exercise their Warrants by surrendering them pursuant to a Make-Whole Exercise, such holder would receive a number of Ordinary Shares determined by reference to the table set forth in Section 6.2 of the Warrant Agreement.

Based on the Redemption Fair Market Value and the number of months to the expiration of the Warrants, the number of Ordinary Shares to be issued for each Warrant that is exercised pursuant to a Make-Whole Exercise is 0.3063 Ordinary Shares.

Redemption of Warrants

Any Warrants that have not been exercised for cash or pursuant to a Make-Whole Exercise by 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the Redemption Price of $0.10 per Warrant. For additional information, including information on how holders may exercise their Warrants, see the Notice of Redemption. A copy of the Notice of Redemption was attached as Exhibit 99.2 to the Current Report on Form 6-K furnished by the Company on May 6, 2024 and is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Ordinary Shares and the Public Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “MTAL” and “MTAL.WS,” respectively. We understand from the NYSE that June 4, 2024, the trading day prior to the Redemption Date, will be the last day on which the Public Warrants will be traded on the NYSE.

The CUSIP number appearing herein has been included solely for the convenience of the holders of the Public Warrants. No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Public Warrants or as contained herein. Any redemption of the Public Warrants shall not be affected by any defect in or omission of such identification number.

Questions Regarding Redemption

Any holder of Warrants that received a Notice of Redemption should consult with its financial adviser, tax adviser and/or legal adviser to the extent it has any questions relating to its specific circumstances.

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Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s information agent, Georgeson LLC, at:

1290 Avenue of the Americas, 9th Floor
New York, NY 10104

Shareholders, Banks and Brokers
U.S. toll free call center: 866-920-8291

Holders outside the U.S.: 781-262-8912

Australian call center: 1300 265 182 and 03 9415 4055

Sincerely,

Metals Acquisition Limited

By:	/s/ Michael James McMullen
	Name:	Michael James McMullen
	Title:	Chief Executive Officer

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